Contact

www.linkedin.com/in/peteryewell (LinkedIn)
GetOutpatient.com/ (Company)

Top Skills

Digital Media
Online Advertising
Social Marketing

Peter Yewell

Co-Founder / CEO at Outpatient App; Former @Facebook, @Yahoo
San Francisco Bay Area

Summary

Entrepreneur, Family Guy, Sports Junkie.

One of first 100 employees and part of the original sales team at Facebook. Developed and led partnerships within Mobile and Consumer Technology. Prior sales and business development experience at Yahoo, including Hotjobs and Broadcast.com.

Back in early 90's, was Co-Founder of the St. Louis Blues Festival ... It was the first city sanctioned and supported music festival in St. Louis. Still running to this day

Experience

Outpatient App
Co-Founder / CEO
January 2017 - Present (9 years 6 months)
San Francisco Bay Area

Outpatient is a Digital Health Workflow Automation Platform. It's Telehealth for logistics, coordination, and communication within the healthcare system.
Overall: http://GetOutpatient.com/
Military Health: https://getoutpatient.com/military/

Influence Mobile
Board Member
January 2014 - Present (12 years 6 months)
Greater Seattle Area

Creators of the Louder Rewards family of Sports Mobile Apps. More than 150 team Apps across NFL, MLB, and NBA.   http://influencemobile.com/

Generator Lab, Inc.
Founder / CEO
March 2013 - June 2015 (2 years 4 months)
San Francisco Bay Area

We built modern recruiting tools using Social Data, Machine Learning and applied Behavioral Algorithms.
1st product - ReferralFeed. The best job candidates come from referrals. Connect your company employees and then great candidates start appearing.
2nd product - NeedleHunt. Search for talented people across the open social graph. The first Free open graph people search engine.

Facebook

Sales Director - Partnerships and Marketing

April 2006 - March 2012 (6 years)

San Francisco Bay Area

One of first 100 employees and part of the original sales team at Facebook. Developed and led major partnerships within Mobile, Consumer Technology, Retail, and Employer Recruiting.

Yahoo

5 years 4 months

Regional Sales Manager

August 2003 - April 2006 (2 years 9 months)

West Region Manager for the Major Account Team and Yahoo Hotjobs. Lead team of 10-15 sales executives working with western based Fortune 500 companies.

National Sales & Business Development

January 2001 - July 2003 (2 years 7 months)

Multi-media marketing solutions leveraging the Yahoo Media Network and the Broadcast.com / Yahoo Broadcast technology backbone.

Broadcast.com

National Sales Executive

January 2000 - January 2001 (1 year 1 month)

Multi-media marketing solutions leveraging the Yahoo Media Network and the Broadcast.com / Yahoo Broadcast technology backbone

St. Louis Blues Heritage Festival

Co-Founder / Executive Director

August 1991 - March 1993 (1 year 8 months)

Founding Executive Director and Executive Producer for the first major city-sanctioned music festival in the history of St. Louis. Built city-wide consensus

and support, strategic planning, directing sposnsorship development, and municipal support.

Directed all business operations for non-profit 501(c)(3) Missouri Corporation - including board of directors, employees and volunteers.

Sponsors included Anheuser Busch, SBC, TWA, Coke, STL Convention & Visitors Bureau, KSHE 95 / Emmis Broadcasting, KMOV TV

Education

University of Missouri-Columbia

Engineering, Electrical Enginneering; Computer Engineering · (1984 - 1989)